Exhibit 99.1

30 September 2021 Financial Information

Modulaire Investments 2 S.à r.l.

Modulaire Investments 2 S.à r.l.	30 September 2021

Interim Condensed Consolidated Financial Statements

Table of contents of interim condensed consolidated financial statements

Condensed consolidated Income Statements	3
Condensed consolidated Statements of Comprehensive Income	4
Condensed consolidated Balance Sheets	5
Condensed consolidated Statements of Changes in Equity	6
Condensed consolidated Statements of Cash Flows	8
Notes to the Interim Condensed Consolidated Financial Statements	9

Modulaire Investments 2 S.à r.l.	30 September 2021

Modulaire Investments 2 S.à r.l.

Condensed Consolidated Income Statements

(Euro in millions)

	Note	Nine months ended 30 September
		2021	2020
Revenues
Leasing and services		759	589
Sales of modular units and buildings		281	277
Total revenues	5	1,040	866

Costs of sales
Costs of sales of goods and providing services		(511)	(450)
Depreciation of rental equipment		(115)	(101)
Gross profit		414	315

Expenses
Administrative expenses		(274)	(225)
Operating Profit		140	90

Finance expense, net	6	(151)	(173)
Currency (losses) / gains, net	6	(17)	18
Loss before income tax		(28)	(65)
Income tax expense		(7)	(10)
Net loss for the period		(35)	(75)
Net loss attributable to non-controlling interest		(1)	(1)
Net loss attributable to the owners of the Company		(36)	(76)

The accompanying notes which are an integral part of these Interim Condensed Consolidated Financial Statements

Modulaire Investments 2 S.à r.l.	30 September 2021

Modulaire Investments 2 S.à r.l.

Condensed Consolidated Statements of Comprehensive Income

(Euro in Millions)

	Nine months ended 30 September
	2021	2020
Net loss for the period	(35)	(75)

Other comprehensive (loss) / profit
Items that may be reclassified to profit or loss:
Foreign currency translation	(13)	9
Change in unrealized losses on cash flow hedge	(1)	(2)
Total other comprehensive (loss) / profit	(14)	7

Comprehensive loss for the period	(49)	(68)
Less: comprehensive profit attributable to non-controlling interest	(1)	(1)
Comprehensive loss attributable to the owners of the Company	(50)	(69)

The accompanying notes which are an integral part of these Interim Condensed Consolidated Financial Statements.

Modulaire Investments 2 S.à r.l.	30 September 2021

Modulaire Investments 2 S.à r.l.

Condensed Consolidated Balance Sheets

(Euro in Millions)

		30 September	31 December
	Note	2021	2020
Assets
Non-Current assets
Goodwill		508	442
Other intangible assets		238	225
Rental equipment	8	1,293	1,111
Other property, plant and equipment	9	203	178
Other non-current assets	10	15	170
Deferred tax assets		4	5
Total non-current assets		2,261	2,131
Current assets
Cash and cash equivalents		146	291
Trade receivables and contract assets		313	262
Inventories		78	62
Prepaid expenses and other current assets		51	27
Other current financial assets	10	196	20
Total current assets		784	662
Total assets		3,045	2,793
Equity
Share capital		1	1
Share premium		605	605
Accumulated other comprehensive income		215	202
Accumulated deficit		(751)	(715)
Equity attributable to the owners of the Company		70	93
Non-Controlling interests		22	22
Total Equity		92	115
Liabilities
Non-current liabilities
Long-term debt	10	2,070	1,949
Deferred tax liabilities		92	89
Non-current provisions		15	18
Other non-current liabilities		73	50
Total non-current liabilities		2,250	2,106
Current liabilities
Trade payables and accrued liabilities	10	311	304
Current tax payable		20	23
Deferred revenue and customer deposits		88	66
Current provisions		12	14
Current portion of long-term debt and interest	10	272	165
Total current liabilities		703	572
Total liabilities		2,953	2,678
Total liabilities and equity		3,045	2,793

See the accompanying notes which are an integral part of these Interim Condensed Consolidated Financial
Statements.

Modulaire Investments 2 S.à r.l.	30 September 2021

Modulaire Investments 2 S.à r.l.

Condensed Consolidated Statements of Changes in Equity

(€ in millions)

			Accumulated comprehensive income
	Owner Share capital	Owner Share premium	Other reserves	Foreign currency translation	Accumulated deficit	Total shareholders’ equity	Non controlling interest (NCI)	Total Equity
Balance at 1 January 2020	1	605	89	81	(675)	101	7	108
Net loss	-	-	-	-	(76)	(76)	1	(75)
Other comprehensive income	-	-	(2)	9	-	7	-	7
Total comprehensive income	-	-	(2)	9	(76)	(69)	1	(68)
Employee share schemes	-	-	9	-	-	9	-	9
Non-controlling interests on acquisition of subsidiary	-	-	(4)	-	-	(4)	4	-
Balance at 30 September 2020	1	605	92	90	(751)	37	12	49

The accompanying notes which are an integral part of these Interim Condensed Consolidated Financial Statements.

Modulaire Investments 2 S.à r.l.	30 September 2021

Modulaire Investments 2 S.à r.l.

Condensed Consolidated Statements of Changes in Equity

(€ in millions)

			Accumulated comprehensive income
	Owner Share capital	Owner Share premium	Other reserves	Foreign currency translation	Accumulated deficit	Total shareholders’ equity	Non controlling interest (NCI)	Total Equity
Balance at 1 January 2021	1	605	105	97	(715)	93	22	115
Net loss	-	-	-	-	(36)	(36)	1	(35)
Other comprehensive loss	-	-	(1)	(13)	-	(14)	-	(14)
Total comprehensive (loss) / income	-	-	(1)	(13)	(36)	(50)	1	(49)
Employee share schemes	-	-	25	-	-	25	-	25
Non-controlling interests on acquisition of subsidiary	-	-	2	-	-	2	(1)	1
Balance at 30 September 2021	1	605	131	84	(751)	70	22	92

The accompanying notes which are an integral part of these Interim Condensed Consolidated Financial Statements.

Modulaire Investments 2 S.à r.l.	30 September 2021

Modulaire Investments 2 S.à r.l.

Condensed Consolidated Statements of Cash Flows

(Euro in millions)

	Nine months ended 30 September
	2021	2020
Operating activities
Net profit / (loss)	(35)	(75)
Adjustments:
Depreciation, amortisation and impairment	165	143
Gain on sale of property, plant and equipment	(8)	(1)
Currency losses / (gains), net	17	(18)
Income tax expense	7	10
Finance expense, net	151	173
Equity settled share based payments	25	9
Provision for doubtful accounts	1	-
Changes in operating assets and liabilities:
Trade receivables and contract assets	(26)	(39)
Inventories	(17)	(17)
Prepaid expenses and other current assets	(4)	(4)
Trade payable and accrued liabilities	(5)	48
Cash flows from operating activities	271	229
Income tax paid	(19)	(11)
Net cash flows from operating activities	252	218
Investing activities
Purchase of rental equipment	(194)	(109)
Proceeds from sale of rental equipment	19	13
Proceeds from the sale of property, plant and equipment	5	-
Purchase of property, plant and equipment	(15)	(6)
Purchase of businesses, net of cash acquired	(110)	(114)
Net cash flows from investing activities	(295)	(216)
Financing activities
Receipts from borrowings	116	205
Repayment of borrowings	(45)	(45)
Grant of related party loan	(4)	-
Principal payments on capital lease obligations	(30)	(37)
Interest paid	(141)	(136)
Payment of financing costs	-	(1)
Settlement of derivative financial instrument net of related expenses	-	74
Net cash flows from financing activities	(104)	60
Effect of exchange rate changes on cash and cash equivalents	2	(2)
Net change in cash and cash equivalents	(145)	60
Cash and cash equivalents at beginning of the year	291	199
Cash and cash equivalents at the end of the period	146	259

The accompanying notes which are an integral part of these Interim Condensed Consolidated Financial Statements.

Modulaire Investments 2 S.à r.l.

Notes to the Interim Condensed Consolidated Financial Statements for the nine months ended

30 September 2021

Notes to the Interim Condensed Consolidated Financial Statements

1.	Basis of preparation of the Interim Condensed Consolidated Financial Statements

1.1 General

Modulaire Investments 2 S.à r.l. is a limited liability Company (société à responsabilité limitée) incorporated under the laws of Luxembourg. Modulaire Investments 2 S.à r.l. together with its subsidiaries is referred to as the ‘Group’. The ultimate parent of the Modulaire Group is Modulaire Holding S.à r.l., a limited liability company principally owned by TDR Capital LLP (“TDR”). The Company, a wholly owned subsidiary of Modulaire Global S.à r.l., was incorporated on 8 December 2017. As part of a legal restructuring (the “Legal Restructuring”) completed in February 2018, the Company became the parent company of the Group.

The Group, through its operating subsidiaries, engages in the leasing and sale of mobile offices, modular buildings and storage products and their delivery and installation throughout Europe and Asia Pacific.

The Group carries out its business activities principally under the names Algeco in the majority of Europe, Elliott, Carter, Advanté and ProComm in the United Kingdom, Buko Huisvesting and BUKO Bouw & Winkels in The Netherlands, Altempo in France, Locabox and Tecnifor in Italy, Ausco and NET Modular in Australia, Portacom in New Zealand and Algeco Chengdong in China.

The interim condensed consolidated financial statements are presented in millions of euros and all values are rounded to the nearest million except where otherwise stated. Therefore, numbers may not sum precisely due to rounding.

1.2 Basis of preparation of the Interim Condensed Consolidated Financial Statements

The Interim Condensed Consolidated Financial Statements have been prepared on a going concern basis in accordance with Accounting Standard IAS 34 Interim Financial Reporting as issued by the IASB. The interim report does not include all the notes normally included in annual consolidated financial statements. Accordingly, this report is to be read in conjunction with the Group’s Consolidated Financial Statements for the year ended 31 December 2020.

The Group’s financial information as at 31 December 2020 was audited. The financial information for the nine-month periods ended 30 September 2021 and 2020 are unaudited.

The accounting policies adopted are consistent with those of the previous financial year.

1.3 New and amended standards adopted by the Group

The Group has applied the Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 Interest Rate Benchmark Reform – Phase 2 (issued on 27 August 2020) for the first time for the period ended 30 September 2021. The new and amended standards had no significant impact on the Group Consolidated Financial Statements.

Certain new accounting standards and interpretations that are not mandatory for 30 September 2021 reporting periods have been issued by the IASB. They have not been early adopted by the Group. These standards are not expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

Minor changes may have been made on the presentation of the comparative information to maintain consistency with regards to the Q3 presentation. No new standard or amendment to existing standards and interpretations published by the IASB applicable in 2021 have any material impact on the Interim Condensed Consolidated Financial Statements for the nine-month period ended 30 September 2021.

2.	Significant transactions in the current reporting period and update on estimates

Modulaire Group announced on 27 June 2021 that its shareholders have entered into an agreement to sell the Group to investment funds managed by Brookfield Business Partners L.P. (“Brookfield”). Brookfield is acquiring Modulaire from its shareholders. The transaction, which is subject to customary regulatory and competition clearances, is expected to close in November 2021. Prior to and at completion a number of transactions and distributions will be completed with respect to balances due from and to holding companies of the Group and with respect to the Group’s share based payment schemes. The vast majority of our current financing is in place until 2023, however in the context the Brookfield acquisition, several entities owned by Brookfield have successfully raised new financing that is conditional on being used to acquire the Group, repay substantially all existing borrowings and provide future liquidity to the Group. These funds will be available to the Group upon, and subject to, the completion of the transaction. The new financing has a long maturity with the first repayments being due in 2028.)

Modulaire Investments 2 S.à r.l.

Notes to the Interim Condensed Consolidated Financial Statements for the nine months ended

30 September 2021

An impairment test for goodwill and intangible assets was performed in October 2020 and no impairment was required. In Q3 2021, it was assessed that there are no events that trigger a further assessment to be required.

There have been no significant changes to the judgements and estimates made at the year-end other than with respect to:

•	The vesting date of the share based payments schemes has been revised from January 2022 to November 2021 resulting in an increase of €3m in the share-based payments expense.
•	All balances due from or to related parties, with the exception of any trading balances with TDR affiliates, are expected to be settled on completion of the sale to Brookfield and have been classified as current.
•	The senior secured and unsecured notes are repayable under certain circumstances following a change of control. As the change of control has not yet happened, these notes are classified as non-current in line with their repayment date in 2023.
•	The senior secured and unsecured notes together with the bank loans are expected to be repaid in November 2021 and not to be held until the initial maturity. This triggered the recognition of early-redemption penalties of €31m, due in case of a settlement of the debt before 14 February 2022. The change of assumption also triggered an additional charge totalling €18m related to deferred finance costs, at 30 September 2021. The remainder will be amortised over the period to November 2021.

Acquisitions

The Group completed three acquisitions in the nine-month period to 30 September 2021, and six acquisitions in 2020. The details are in note 4. The Group has also announced one further acquisition to be completed in 2022 as described in Note 13.

Impact of seasonality

The business is impacted by seasonality. Sales of new units tend to be delivered over the summer months and new leasing contracts are less likely to start in the winter months.

3.	Segment information

Description of segments and principal activities

Following the acquisition of Malthus in January 2020, the Chief Operating Decision Maker examines the Group’s performance based on 6 reportable segments which are the Group’s operating segments:

•	France Business Unit (“France”); which includes Altempo;
•	The United Kingdom Business Unit (“UK”); which includes Advanté, Carter and ProComm;
•	Germany Business Unit (“Germany”), which includes Germany, Switzerland, Austria and Slovenia;
•	Eastern, Northern, and Southern Europe Business Unit (“ENSE”), which includes
o	In Eastern Europe: Poland, Czech Republic, Romania, Slovakia, Russia, Hungary.
o	In Northern Europe: Belgium, Netherlands, including BUKO;
o	In Southern Europe: Spain, Portugal, Italy, including Fae, Tecnifor and Locabox.

These entities share similar economic characteristics and the businesses provide similar products and services.

•	APAC Business Unit (“APAC”); which includes Australia, including NET, New Zealand and China
•	Nordics Business Unit (“Nordics”); which includes Malthus, Wexus, TSN and the former Modulaire businesses in Finland and Sweden.

Modulaire Investments 2 S.à r.l.

Notes to the Interim Condensed Consolidated Financial Statements for the nine months ended

30 September 2021

9 months ended 30 September 2021	France	APAC	UK	ENSE	Germany	Nordics	Eliminations	Corporate	Total
Revenue	219	212	192	238	121	104	(46)	-	1,040
Depreciation and amortisation	(33)	(20)	(30)	(31)	(22)	(29)	-	-	(165)
Fleet	(23)	(13)	(21)	(21)	(17)	(20)	-	-	(115)
Other	(10)	(7)	(9)	(10)	(5)	(9)	-	-	(50)
Underlying EBITDA	82	47	47	80	51	43	-	(17)	333

9 months ended 30 September 2020	France	APAC	UK	ENSE	Germany	Nordics	Eliminations	Corporate	Total
Revenue	205	198	127	192	107	51	(14)	-	866
Depreciation and amortisation	(32)	(20)	(20)	(36)	(21)	(14)	-	-	(143)
Fleet	(22)	(13)	(14)	(25)	(17)	(10)	-	-	(101)
Other	(10)	(7)	(6)	(11)	(4)	(4)	-	-	(42)
Underlying EBITDA	78	39	24	65	44	18	-	(16)	252

Underlying EBITDA

This is a non-GAAP measure which we have defined as earnings before interest, taxes, depreciation and amortisation (“EBITDA”), adjusted to exclude certain non-cash items and transactions or events that are considered separate from our normal ongoing business operations. The reconciliation of our consolidated operating profit to Underlying EBITDA for the nine-month period ended 30 September 2021 and 2020, is set out below:

	9 months ended 30 September 2021 €m	9 months ended 30 September 2020 €m
Net profit / (loss)	(35)	(75)
Income tax expense	7	10
Net finance expense	151	173
Currency (gains) / losses, net	17	(18)
Depreciation and amortisation	165	143
EBITDA	305	233
Share-based payments	25	9
Acquisition related and other costs	3	7
Restructuring costs	-	3
Total separately disclosed items	28	19
Underlying EBITDA	333	252

Management believes that Underlying EBITDA provides useful information to investors because it is a measure used by our management team to evaluate our operating performance, to make day-to-day operating decisions, and is frequently used by securities analysts, investors and other interested parties as a common performance measure to compare results across companies in our industry. The items adjusted are:

•	Share based payments: These share-based payments expenses are non-cash. Two additional share-based payment schemes were put in place in 2021 to align the interests of the management of Advanté and Carter to those of the Group.

Modulaire Investments 2 S.à r.l.

Notes to the Interim Condensed Consolidated Financial Statements for the nine months ended

30 September 2021

•	Acquisition related and other costs: third party costs related to acquisitions related activities including professional and adviser fees and subsequent integration activities.

•	Restructuring costs: The Group incurs costs associated with restructuring plans designed to streamline operations and reduce costs. The restructuring costs of the nine-month period ending on 30 September 2020 are related to the Australian, German, and UK restructuring.

4.	Acquisitions and disposals

The Group made two acquisitions in July 2021, one acquisition in January 2021 and six in 2020. The following table summarises the fair value, as determined by the purchase accounting, of the assets acquired and liabilities assumed at the acquisition dates.

	Malthus €m	Altempo €m	NET €m	Wexus €m	TSN €m	Advanté €m	Carter €m	Tecnifor €m	Procomm €m
Cash	3	4	1	-	11	3	1	20	4
Current assets	15	9	5	5	12	3	7	19	6
Property, plant and equipment	101	5	3	43	85	9	37	36	47
Other long-term assets	3	-	-	-	-	-	-	-	-
Intangible assets excluding goodwill	16	5	5	32	25	6	4	14	8
Total assets	138	23	14	80	133	21	49	89	65
Current liabilities	(14)	(8)	(1)	(9)	(10)	(2)	(4)	(9)	(7)
Borrowings	(73)	-	-	(45)	(82)	-	(33)	(2)	(16)
Other Long-term liabilities	(22)	(5)	(4)	(8)	(12)	(4)	(5)	(21)	(8)
Net assets acquired	29	10	9	18	29	15	7	57	34
Goodwill recognized	31	3	2	34	63	8	12	25	25

Acquisition of Carter

On 19 January 2021, the Group acquired 100% of the capital of Carter Accommodation Group Limited (together with its subsidiaries “Carter”) for a consideration of £17m (€19m) and a subsequent repayment of debt of £28m (€32m).

Carter is a leading player in the temporary accommodation hire business in the UK with a modern and well-invested fleet. The majority of its over 5,000 units have market-leading specifications, including fire and environmental ratings that make them particularly suitable for city locations. Carter has approximately 150 employees. The acquisition of Carter was accounted for as a business combination and the assets acquired and liabilities assumed were recorded at provisional fair value. The assessment over the fair valuation of the fleet and contingent liabilities is provisional, as at 30 September 2021, pending the receipt of further details to adjust our estimates over the valuation of these assets and liabilities.

The Group recorded the excess of the €19m paid to acquire Carter over the carrying amount of the net assets acquired as goodwill, amounting to €11m. In addition to goodwill, intangible assets identified in the acquisition accounting comprise customer relationships of €2m, which represent the aggregate value of the relationships from existing contracts on future operations. It is amortised on a straight-line basis over a period of 8 years. The Carter Accommodation brand, initially valued at €4m, has been written off in Q3 2021, as the Group gathered more details over its position on the market. This change in the valuation of the brand led to increases of €1m to the goodwill and €2m to the customer relationships asset.

Carter contributed revenue of €19m, underlying EBITDA of €6m and net profit of €5m to the Group in period from the acquisition date to 30 September 2021. The main performance indicators, if Carter had been acquired on 1 January 2021 are presented at the end of this note.

Modulaire Investments 2 S.à r.l.

Notes to the Interim Condensed Consolidated Financial Statements for the nine months ended

30 September 2021

Acquisition of ProComm

On 7 July 2021, the Group purchased 100% of the share capital of ProComm Site Services (Holdings) Limited (together with its subsidiary “ProComm”) for a consideration of £50m (€59m).

ProComm is a leading provider of portable modular accommodation in the UK with a broad range of end markets including general construction, public sector and petro-chemical. With four strategically placed depots across the country, its c. 8,000 modules fleet is highly compatible with Modulaire Group’s existing UK businesses. ProComm has approximately 125 employees. The purchase price allocation is provisional, as at 30 September 2021, pending the receipt of further details to adjust our estimates over the valuation of these assets and liabilities.

The Group recorded the excess of the €59m consideration transferred and liability accrued to purchase ProComm over the carrying amount of the net assets acquired as goodwill, amounting to €25m. In addition to goodwill, intangible assets of €8m have been identified.

ProComm contributed revenue of €9m, underlying EBITDA of €3m and net profit of €7m to the Group in period from the acquisition date to September 2021. The main performance indicators, if ProComm had been acquired on 1 January 2021 are presented at the end of this note.

Acquisition of Tecnifor, Fae and Locabox

On 29 July 2021, the Group purchased 100% of the share capital of Tecnifor S.p.A. (“Tecnifor”) for an initial consideration of €77m and an estimated price adjustment of €5m. Tecnifor, following the provisions of the SPA had previously acquired 100% participations in Fae S.p.A. (“Fae”) and Locabox S.r.l (“Locabox”).

Headquartered in San Gemini, near Rome, Tecnifor and Locabox are together one of the leading provider of modular building leasing solutions in Italy. The company operates a fleet of over 12,000 modulare units primarily for clients within construction and public administration. Fae also operates a facility in San Gemini that manufactures units for the rental fleet market. Together, these entities have approximately 140 employees and an annual revenue of €35m. The fair-valuation of the fleet, intangible assets and contingent liabilities is provisional, as at 30 September 2021, pending the receipt of further details over the valuation of these assets and liabilities.

The Group recorded the excess of the €82m consideration paid and liability accrued to purchase Tecnifor, FAE and Locabox over the carrying amount of the net assets acquired as goodwill, amounting to €25m. In addition to Goodwill, intangible assets value at €14m were identified.

Tecnifor, Fae and Locabox contributed revenue of €5m, underlying EBITDA of €2m and net profit of €2m to the Group in the period from the acquisition date to 30 September 2021. The main performance indicators, if Tecnifor, Fae and Locabox had been acquired on 1 January 2021 are presented at the end of this note.

Acquisition of Malthus

On 31 January 2020, the Group purchased 100% of the share capital of Malthus Uniteam Holdings A.S. (“Malthus Holding”, and together with its subsidiaries, “Malthus”), for an aggregate estimated price of €60m (NOK 609m), of which €54m (NOK 544m) was paid on the completion date, a further €5m (NOK 51m) was paid based on the completion accounts in May 2020 and an additional consideration of €1m (NOK 14m) was payable after a set of contractually defined criteria was met. The main activity of Malthus is the leasing and sale of modular buildings and the provision of related services. The purchase of Malthus was accounted for as a business combination and the assets acquired and liabilities assumed were recorded at fair value.

The Group recorded the excess of the €60m consideration transferred and liability incurred to purchase Malthus over the carrying amount of the net assets acquired as goodwill, amounting to €31m. In addition to goodwill, intangible assets acquired also comprise customer relationships of €16m, which represent the aggregate value of the relationships from existing contracts on future operation. The customer relationship intangible assets will be amortized on a straight-line basis over the estimated useful life from the date of the business combination of 8 years. The useful life is based on a period of expected future cash flow used to measure the fair value of the intangible assets. The goodwill recognised is attributable to expected revenue increases due to the growing Nordic market.

Malthus contributed revenue of €51m, Underlying EBITDA of €19m and a net profit of €3m to the Group in the nine-month period to 30 September 2021.The comparative information for the nine-month period to 30 September 2020, if the acquisition had occurred on 1 January 2020, is disclosed at the end of the note.

Modulaire Investments 2 S.à r.l.

Notes to the Interim Condensed Consolidated Financial Statements for the nine months ended

30 September 2021

Acquisition of Wexus

On 29 June 2020, the Group purchased 100% of the share capital of Wexus Group AS (“Wexus Holding”, and together with its subsidiaries, “Wexus Group” or “Wexus”), for a purchase price of €52m (NOK 569m), of which €42m (NOK 460m) has been paid in cash, and €10m (NOK 108m) through the issuance of loan notes. €9m of these loan notes have been used to acquire awards in the Nordics share based payment plan.

The main activity of Wexus is the leasing and sale of modular buildings and the provision of related services. The purchase of Wexus was accounted for as a business combination and the assets acquired and liabilities assumed were recorded at fair value. The Group recorded the excess of the €52m paid to purchase Wexus over the carrying amount of the net assets acquired as goodwill, amounting to €33m. An additional €1m was allocated to goodwill, during the year 2021, following the identification of an additional liability of same value in the 12-months revision period from the accounting date. The valuation is complete.

In addition to goodwill, intangible assets acquired comprise customer relationships of €13m, which represent the aggregate value of the relationships from existing contracts on future operation, and the Module Tech brand, valued at €19m. The customer relationship intangible assets will be amortised on a straight-line basis over the estimated useful life from the date of the business combination of 8 years. The useful life is based on a period of expected future cash flow used to measure the fair value of the intangible assets.

The goodwill recognised is attributable to expected revenue increases due to the growing Nordic market. Wexus contributed revenue of €15m, Underlying EBITDA of €8m and a net profit of (€1m) to the Group, in the nine-month period to 30 September 2021. The comparative information for the nine-month period to 30 September 2020, if the Wexus Group had been acquired on 1 January 2020 is presented at the end of this note.

Acquisition of TSN

On 22 October 2020, the Group purchased 100% of the capital of TS Nordics Holding AB (together with its subsidiaries “TSN Group” or “TSN”), for a purchase price of €92m (SEK 954m), paid in cash.

TSN operates in all Nordic countries: Sweden, Denmark, Finland and Norway. The main activity is the leasing of modules. The purchase of TSN was accounted for as a business combination. The assets acquired and liabilities assumed were recorded at fair value. Their valuation is final.

The Group recorded the excess of the €92m (SEK 954m) paid to purchase TSN over the carrying amount of the net assets acquired as goodwill, accounting for €63m. Intangible assets also comprise customer relationships valued at €25m. It represents the valuation of the future operational excess earnings that can be attributed to existing customers, at the acquisition date as well as continuing contracts. The customer relationship assets will be amortized on a straight-line basis over a period of 9 years.

TSN contributed €34m to the revenue, Underlying EBITDA of €17m and nil to the net income of the Group, for the nine-month period ending on 30 September 2021. The comparative key financial indicators, if this acquisition had occurred on 1 January 2020 are presented at the end of this note.

Other Acquisitions

The acquisitions of Altempo in January 2020, NET in February 2020 and Advanté in December 2020 had estimated acquisition prices of €13m, €11m and £20m (€23m), respectively. The percentage of the share capital acquired was 85%, 100% and 100%, respectively. The assets acquired and liabilities assumed were recorded at fair value with goodwill recognised of €3m, €2m and €8m respectively. The valuation is complete for NET and Altempo. The assessment for the fair valuation of the fleet, intangible assets and liabilities is provisional, as at 30 September 2021, for Advanté, pending the receipt of further details to adjust our estimate over these assets and liabilities. The minority interests have been recognised at fair value based on the put redemption value. Both of the first two acquisitions have future payments related to future performance and an estimate of the likely earn-out has been included in the estimated acquisition price. The fair-value of the contingent considerations was estimated calculating the present value of the future expected cash-flows to settle these obligations. Our current estimate of the future payments to the previous shareholders of NET and Altempo amounts to a total of €7m. It decreased by €1m following the revaluation of the earn-out in NET acquisition, after the end of the period of possible revaluation of the goodwill.

Modulaire Investments 2 S.à r.l.

Notes to the Interim Condensed Consolidated Financial Statements for the nine months ended 30 September 2021

Acquisitions key financial indicators

The key financial performance indicators of the businesses acquired in 2020 and 2021 as if the acquisitions had occurred on 1 January 2020 and 2021, as applicable, is presented below, together with comparative information.

9 months to September 2021	Carter €m	Procomm €m	Tecnifor €m	Malthus €m	Altempo €m	NET €m	Wexus €m	TSN €m	Advanté €m
Revenue	21	24	24	51	30	21	15	34	11
Underlying EBITDA	7	9	13	19	6	2	8	17	5
Net profit / (loss)	1	5	12	3	1	1	(1)	-	2

9 months to September 2020	Malthus €m	Altempo €m	NET €m	Wexus €m	TSN €m	Advanté €m
Revenue	50	24	23	12	34	9
Underlying EBITDA	16	6	3	6	16	4
Net profit / (loss)	-	1	1	1	2	2

5.	Revenue from contracts with customers

Disaggregation of Revenues

Our primary revenue streams are generated by:

•	Modular space leasing and services which comprise:

o	Delivering, installing and leasing our fleet of modular and portable storage units and leasing value-added products and services (“VAPS 360°”), such as steps, ramps, furniture, fire extinguishers, air conditioning, wireless internet access points, damage waivers and extended warranties;

o	Remote accommodation services providing remote facility management solutions to customers working in remote environments through turnkey lodging, catering, transportation, security and logistical services; and

•	New and used modular space and portable storage units sales, which can include construction-type contracts primarily located in the UK.

Modulaire Investments 2 S.à r.l.

Notes to the Interim Condensed Consolidated Financial Statements for the nine months ended

30 September 2021

The disaggregation of our revenues by categories we use to evaluate our financial performance within each of our reportable segments is provided below:

Nine months period ended 30 September 2021	Leasing and services €m	Sales €m	Total Revenue €m
France	178	41	219
APAC	105	107	212
UK	144	48	192
ENSE	162	76	238
Germany	104	17	121
Nordics	69	35	104
Eliminations	(3)	(43)	(46)
Group	759	281	1,040

Nine months period ended 30 September 2020	Leasing and services €m	Sales €m	Total Revenue €m
France	159	46	205
APAC	93	105	198
UK	81	46	127
ENSE	137	55	192
Germany	90	17	107
Nordics	29	22	51
Eliminations	-	(14)	(14)
Group	589	277	866

For the nine months ended 30 September 2021 and 30 September 2020, total revenue from contracts with customers excluding lease contracts totalled €476m and €430m respectively.

6.	Finance income and expenses

	Nine months ended 30 September
	2021 €m	2020 €m
Finance income	30	-
Finance expense
Interest and finance charges	(145)	(106)
Deferred financing costs amortisation	(36)	(13)
Other financial costs	-	(54)
Net finance expense	(151)	(173)

Currency (losses) / gains, net	(17)	18

Finance income and other financial costs both relate to the mark to market non-cash profit / loss on revaluation of the shares in Target Hospitality. The increase of interest and finance charges is mainly due to the early termination penalty of the debt for €31m.

Modulaire Investments 2 S.à r.l.

Notes to the Interim Condensed Consolidated Financial Statements for the nine months ended

30 September 2021

7.	Income Taxes

For interim reporting purposes, income tax expense is recognised based on the Group’s forecast effective tax rate (per territory) for the full financial year applied to the actual results of each territory. This results in a €7m tax charge for Q3 2021, (Q3 2020: €5m).

8.	Rental equipment

The changes in the cost and depreciation for rental equipment were as follows:

Cost	€m
Balance at 1 January 2021	2,147
Additions	196
Disposals	(40)
Effect of movements in foreign exchange rates	16
Business combination	104
Balance at 30 September 2021	2,423
Accumulated depreciation
Balance at 1 January 2021	(1,036)
Depreciation	(115)
Disposals	27
Effect of movements in foreign exchange rates	(6)
Balance at 30 September 2021	(1,130)
Carrying amounts
At 1 January 2021	1,111
At 30 September 2021	1,293

9.	Other property, plant and equipment

The changes in cost and depreciation for other property, plant and equipment were as follows:

	Land and buildings €m	Plant, computer and other equipment €m	Total €m
Cost
Balance at 1 January 2021	290	125	415
Additions	27	16	43
Disposals	(15)	(14)	(29)
Effect of movements in foreign exchange rates	3	2	5
Business combination	15	2	17
Balance at 30 September 2021	320	131	451
Depreciation
Balance at 1 January 2021	(151)	(86)	(237)
Depreciation on continuing operations	(20)	(14)	(34)
Disposals	13	13	26
Effect of movements in foreign exchange rates	(2)	(1)	(3)
Balance at 30 September 2021	(160)	(88)	(248)
Carrying amounts
At 1 January 2021	139	39	178
At 30 September 2021	160	43	203

Modulaire Investments 2 S.à r.l.

Notes to the Interim Condensed Consolidated Financial Statements for the nine months ended

30 September 2021

10.	Financial and other assets and liabilities

The Group holds the following financial instruments:

	30 September 2021 €m	31 December 2020 €m
Financial assets
Trade receivables and contract assets	313	262
Loans and receivables	146	5
Cash and cash equivalents	146	291
At amortised cost	605	558
Shares in Target Hospitality	50	20
Current financial assets	655	578
Non-current loans & receivables at amortised cost	15	170
Non-current financial assets	15	170

The shares held in Target Hospitality are classified as current financial assets and are fair valued through the income statement at each balance sheet date. At 30 September 2021, the value based on the share price of $3.73 was €50m. The change in valuation, recorded within net finance expense, was a gain of €30m (nine-month period to 30 September 2020: loss of €53m).

Related party loans and receivables

Loans to related parties which are expected to be repaid within the next 12 months totalling €140m have been reclassified from ‘Other non-current assets’ to ‘Other current financial assets’ as at 30 September 2021.

Financial liabilities
Trade payables and accrued liabilities	311	304
Third party loans and borrowing	255	120
Accrued interest	17	45
Customer deposits	16	14
At amortised cost	599	483
Current financial liabilities	599	483
Third party loans and borrowing	2,070	1,949
At amortised cost	2,070	1,949
Non-current financial liabilities	2,070	1,949

Borrowings

The carrying value of debt consisted of the following:

		30 September 2021
	Interest rates	Total €m	Current €m	Non-current €m
Senior secured fixed rate notes – EUR	6,50%	698	-	698
Senior secured fixed rate notes – USD	8%	458	-	458
Senior secured floating rate notes – EUR	Varies	190	-	190
Senior unsecured notes – USD	10%	270	-	270
Additional Senior secured fixed rate notes – EUR	6,50%	174	-	174
ABL facility – GBP	Varies	85	-	85
ABL facility – AUD	Varies	5	-	5
Related party debt		10	-	10
Lease liability		168	51	117
Bank loans		234	171	63
Other debt		33	33	-
Total borrowings		2,325	255	2,070

Modulaire Investments 2 S.à r.l.

Notes to the Interim Condensed Consolidated Financial Statements for the nine months ended

30 September 2021

		31 December, 2020
	Interest rates	Total €m	Current €m	Non-current €m
Borrowings
Senior secured fixed rate notes - €	6,50%	675	-	675
Senior secured fixed rate notes - USD	8%	418	-	418
Senior secured floating rate notes - €	Varies	187	-	187
Senior unsecured notes - USD	10%	245	-	245
Additional Senior secured fixed rates notes – EUR	6,5%	164	-	164
ABL facility – GBP	Varies	49	-	49
ABL facility – AUD	Varies	24	-	24
Related party debt		9	-	9
Lease liability		126	30	96
Bank loan		142	60	82
Other debt		30	30	-
Total borrowings		2,069	120	1,949

Borrowings are presented at their relative carrying values, net of deferred financing fees. Deferred financing fees are summarised below:

	30 September 2021 €m	31 December 2020 €m
Deferred fees – Notes	3	34
Deferred fees – ABL	-	2
Total	3	36

Senior Secured Notes, Senior Notes and Additional Senior secured fixed rates notes

On 15 February 2018, certain subsidiaries of the Group closed notes offerings (the “Initial Notes Offering”) and issued €600,000,000 6.5% Senior Secured Fixed Rate Notes due 2023, $520,000,000 8% Senior Secured Fixed Rate Notes due 2023, €150,000,000 Senior Secured Floating Rate Notes due 2023 (together, the “New Senior Secured Notes”), and $305,000,000 10% Senior Notes due 2023 (the “New Senior Notes” and, together with the New Senior Secured Notes, the “Notes”).

Additionally, a subsidiary of the Group obtained three-year cross currency swaps for the US dollar-denominated Notes into euro, which swapped into euro the coupon and principal amount of 100% of the New Senior Notes, the principal amount of $230m of the US dollar-denominated 8% New Senior Secured Notes and the coupon of $290m of the US dollar-denominated 8% New Senior Secured Notes. Giving effect to the swaps, the weighted average interest rates for the New Senior Secured Notes and New Senior Notes was 6.64% and 7.74% per annum respectively. These swaps were terminated in March 2020 resulting in a €74m cash inflow.

The Initial Notes Offering formed part of a comprehensive refinancing of the Group’s capital structure (the “Refinancing”). The Refinancing additionally included a new $400m syndicated senior secured asset-based credit facility (the “ABL Revolver” – see below). In December 2019, the Group issued €125m of additional New Senior Secured Notes. €85m is fungible with the 6.5% senior secured fixed rate notes due 2023 and €40m is fungible with the senior secured floating rate notes due 2023.

On 10 July 2020 we completed a successful fundraising through the issuance of €175m of additional 6.5% Senior Secured Notes due 2023, receiving net cash of €168m after original issue discount and advisor fees. The terms of these notes are identical to those of our existing 6.5% Senior Secured Notes due 2023, except that the new notes are traded separately under different ISINs and common codes.

Modulaire Investments 2 S.à r.l.
Notes to the Interim Condensed Consolidated Financial Statements for the nine months ended
30 September 2021

In the event of a change of control, the Senior Secured Notes, Senior Notes and Additional Senior secured fixed rates notes may become repayable depending on the leverage of the group at the date of the change of control. If they become repayable prior to February 2022 an early termination payment would be due.

New ABL Revolver

Certain subsidiaries of the Group maintain the syndicated senior secured asset-based credit facility (the “ABL Revolver”). Certain of the Group’s subsidiaries in the UK, Australia and New Zealand are borrowers (the “Borrowers”). As part of the Initial Notes Offering and comprehensive refinancing, the prior ABL Revolver was refinanced to provide for a maximum availability of the equivalent of $400m and a maturity date of 15 February 2023.

The amount which the subsidiaries of the Group can borrow is based on a defined formula of available assets, principally certain receivables, inventory and rental equipment calculated monthly and is secured by a first lien on substantially all assets held by the Borrowers and any other obligors under the ABL Revolver located in the US, the UK, Australia and New Zealand. At 30 September 2021 and 31 December 2020, available capacity under the ABL Revolver was $89m (€77m) and $93m (€76m), respectively. Borrowings under the ABL Revolver bear interest payable on the first day of each quarter for the preceding quarter at a variable rate based on LIBOR or another applicable regional bank rate plus a margin.

Subsequent to the Refinancing, the margins vary based on the amount of average daily excess availability under the ABL Revolver with the margins increasing as the average daily excess availability decreases. The margin on base rate loans ranges from 1.5% to 2.0%. The margin on LIBOR, or similar, loans ranges from 2.5% to 3.0%. The ABL Revolver requires the payment of an annual commitment fee on the unused available borrowings of between 0.375% and 0.5% per annum.

The ABL Revolver includes certain financial covenants, requiring that the obligors under the ABL Revolver maintain a minimum fixed charge coverage ratio and a maximum total net leverage ratio, each calculated on a consolidated basis if, on the last day of the month immediately preceding fiscal quarter, excess availability was below a certain amount. None of the covenants were breached in the period or to the date of these interim condensed consolidated financial statements.

Subject to available borrowing capacity, the ABL Revolver includes an aggregate letter of credit sublimit of $40m. Letters of credit and bank guarantees carry fees equal to the applicable margin and reduce the amount of available borrowings. At 30 September 2021, subsidiaries of the Group had issued letters of credit under the ABL Revolver in the amount of €17m (Dec 2020: €14m).

In February 2021, the Group acceded both Advanté and Carter to the ABL Revolver and the notes indentures. Both Advanté and Carter will be able to draw on the ABL Revolver using a defined formula of available assets, principally certain receivables, inventory and rental equipment, calculated monthly and secured by substantially all of the assets of both Advanté and Carter.

On 13 November 2019, the ABL Revolver was amended to permit the sale of Target Lodging and consequently pay down and terminate the US facility. Subsequent to closing of the Target Lodging disposal, the ABL Revolver provides a maximum availability equivalent of $255m and is secured by a first lien on substantially all assets held by the borrowers and any other obligors under the ABL Revolver located in the UK, Australia and New Zealand. Subject to available borrowing capacity, the ABL Revolver letter of credit sublimit reduced to $40m. The maturity date, rates of interest, and financial covenants remain the same. The ABL Revolver is repayable in the event of a change of control.

Covenants

Under the terms of the major borrowing facilities, the Group is not required to test any financial covenants as long as the Group has $32m of headroom available on the ABL. The Group has not breached these limits throughout the reporting period. The springing covenants tests are a fixed charge coverage and a net leverage ratio.

Modulaire Investments 2 S.à r.l.
Notes to the Interim Condensed Consolidated Financial Statements for the nine months ended
30 September 2021

Other debt

France Factoring agreement

The Group has two accounts receivable factoring agreements in France. The terms of the agreements provide that the Group can assign up to approximately €32m of accounts receivable in exchange for cash, less a reserve fund, which is controlled by the counterparty. The reserve fund is either 8 or 12 percent of the transferred accounts receivables and serves to cover accounts receivable transferred that are uncollectible due to claims, invoicing errors, and advance payments. The full right of payment for each of the receivables is transferred. The Group incurs an annual commission expense of 0.14 percent of the receivables exchanged, which can be adjusted annually based on the actual amounts assumed by the counterparty.

As the terms and conditions of the factoring agreements and the specific nature of the accounts receivables transferred preclude de-recognition from the Group’s Consolidated Balance Sheets, the agreement is treated as a secured financing.

Bank loans

Short term facility

On 28 June 2021, the Group entered into a new €100m financing facility. The revolving credit facility has a maturity of one year and is repayable upon a change of control. It carries a floating interest rate set on EURIBOR (floored to nil) plus a margin and LIBOR (floored to nil) plus a margin, respectively for drawings in euros and pound sterling.

French state guaranteed loan

In response to the COVID-19 pandemic and to facilitate the granting of new loans by banks to French companies affected by this crisis’ consequences, the French government has put in place loans guaranteed by the French State. Algeco France entered into several such French State guaranteed loans (Prêts garantis par l’Etat) in an aggregate principal amount of €30,000,000 (the “PGE Loans”) with a maturity of one year extendable at the Group option for a duration of one to five years. In 2021, the Initial Maturity has been extended until 30 June 2022. The French State Guaranteed Loans include customary events of default which may trigger mandatory repayment of the PGE Loans including in the event of a change of control. The PGE Loans are 90% guaranteed by the French State.

Nordics

The Nordics bank facilities comprise a NOK 425m revolving credit facility, a NOK 150m leasing facility and a NOK 45m amortising term loan repayable in December 2021 and a SEK 270M amortizing term loan, a DKK 164M amortizing term loan, a SEK 125M capex facility, and a SEK 65M revolving credit facility all repayable in February 2023.

Related party debt and financing obligations

At 30 September 2021 and 31 December 2020, related party debt included the loan from a holding company to one of the Group’s affiliates.

Capital lease and other financing obligations

The Group’s capital leases primarily relate to real estate, equipment and vehicles and have interest rates ranging from 1.0% to 20.7%.

Fair values

The fair value of the financial assets and liabilities are included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

The Group has assessed that the fair value of cash and short-term deposits, trade receivables, trade payables, bank overdrafts and other current liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.

The following table shows the carrying amounts and fair values of financial liabilities, including their levels in the fair value hierarchy. The only financial assets and liabilities measured by the Group at fair value are the currency derivatives, the put options on minority interest liabilities, and the contingent consideration due on business combinations. The Group's foreign currency forward contracts are measured on a recurring basis utilising foreign currency spot rates and forward rates quoted by banks or foreign currency dealers.

Modulaire Investments 2 S.à r.l.
Notes to the Interim Condensed Consolidated Financial Statements for the nine months ended
30 September 2021

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

•	Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities
•	Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly
•	Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data

	As at 30 September 2021
	Level 1 €m	Level 2 €m	Level 3 €m
Target Hospitality shares	50	-	-
Put option on minority interest liabilities	-	-	(15)
Acquisition contingent consideration liabilities	-	-	(30)

	As at 31 December 2020
	Level 1	Level 2	Level 3
Target Hospitality shares	20	-	-
Put option on minority interest liabilities	-	-	(15)
Acquisition contingent consideration liabilities	-	-	(5)

The investment in Target Hospitality is classified as current financial asset and is marked to market at the balance sheet date. At 30 September 2021 the value of the shares held was €50m (December 2020: €20m) with the change in valuation of €30m being recorded in net finance expenses in the 9-months period ending on 30 September 2021 2021 (nine-month period ending on the 30 September 2021: loss of €53m).

Put options on minority interest liabilities are booked at the present value of expected redemption amount based on the financial forecasts of earnings of the relevant subsidiary.

Acquisition contingent consideration liabilities relate to earn-out mechanisms related to the Group’s acquisitions. The earn-outs are based on targets related to future trading performance. An estimate has been made of the expected achievement against these targets based on budgets for future periods.

11.	Related parties

The only significant related party transactions that have occurred in the nine months to 30 September 2021 is a loan of €3m made to a holding company of the Group. In the nine months to 30 September 2020 the Group granted a €6m loan related to the issue of share options which increased the total loan outstanding to €11m, at the end of Q3 2020. The balance as at 30 September 2021 is still €11m (Dec 2020: €11m).

On 24 October 2017, the Group entered into an agreement with Ilke Homes, a legal entity controlled by TDR. Under this agreement, the Group has sold modular prototypes and provided transitional services on these assets to Ilke Homes. The consideration for these services and related interest totals €4m and is receivable on a change of control.

The Group received revenue totalling €2m from Keepmoat Homes Plc and David Lloyd Leisure Plc, entities controlled by TDR, in the nine-month period to 30 September 2021 (nine-month to 30 September 2020: €1m). These transactions were at arm’s length.

12. COVID-19

The COVID-19 pandemic is continuing at the date of this report. We have become accustomed to working under the restrictions placed on the business and its customers during the pandemic. Our results throughout the pandemic have been strong and we consider that the net impact of the pandemic on our results is small. We have not noted any significant COVID-19 related impacts in Q3 2021. The trend in improving quotes and order activity within the business has resulted in the Group’s units on rent increasing organically by over 26,000 since 1 January 2020.

Modulaire Investments 2 S.à r.l.
Notes to the Interim Condensed Consolidated Financial Statements for the nine months ended
30 September 2021

The Group’s business has remained resilient. Management believes this is due to:

•	the long-term nature of the Group’s contracts and, at any given time, the residual contracted terms of lease revenues;
•	the Group’s diverse geographic and customer footprint, which enabled it to maintain normal trading levels in Germany, the Nordics, Eastern, Northern, and Southern Europe (ENSE) and APAC, which remained largely operational including by providing solutions to assist with the crisis while the Group experienced a partial suspension of activities in France and the UK;
•	the nature of the Group’s fleet which has a wide application across industries and end uses;
•	the lead time in the leasing and sales contracting cycle, which allows the Group to take timely action to mitigate the impact on trading of any prospective downturn in leasing activity;
•	the Group’s flexible cost base, which has enabled it to reduce costs when necessary; and
•	the Group’s ability to match maintenance and growth capital expenditure to contractual leasing commitments from customers and to reduce such expenditure in the face of reduced short-term demand.

The Group only undertakes growth capital expenditure when there is demand and the Group has maintained central control of all capital expenditure. Similarly, the Group controls its maintenance capital expenditure and limits it to cases where a unit is required for an order, with no significant detrimental effect on the unit.

13. Events occurring after the balance sheet date

On 19 November, the Group announced that it has agreed to acquire Alquibalat, S.L. (“Balat”) in Spain. Based in Pamplona, Balat is a leader in the Spanish market for the rent and sale of modular buildings, with a strong presence in the construction sector. It operates over 15,000 units from 15 sites in Spain and Portugal. Balat had revenues of €32 million in 2020 and has approximately 165 employees. The transaction, which remains subject to review by the CNMC, the Spanish competition authority, is expected to close in H1 2022.